CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 1 of 24

CanAlaska Uranium Ltd.

CVV - TSX CVVUF - OTCBB DH7N – Frankfurt

Management Discussion and Analysis

For the Fourth Quarter and Year Ended

April 30, 2014

Dated July 29, 2014

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available at the Company’s website www.canalaska.com. The following information is prepared in accordance with International Financial Reporting Standards as issued by the IASB (IFRS) and denominated in Canadian dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2014.

Table of Contents:

1.	OVERVIEW OF THE COMPANY AND STRATEGY	2
2.	MILESTONES AND PROJECT UPDATES	4
3.	FINANCIAL POSITION	14
4.	Expenditures Review	17
5.	CASHFLOW REVIEW	18
6.	Other matters	19
7.	Quarterly and annual Financial information	24

This MD&A contains forward-looking information. Refer to section 6 “Forward-Looking Statements” and “Risks Factors” for a discussion of the risks, uncertainties and assumptions relating to such information.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 2 of 24

1.	OVERVIEW OF THE COMPANY

✓	Exploration expenditures of $0.3 million ($0.5 million net of $0.2 million from reimbursements from partners) for year ended April 30, 2014 in the Athabasca Basin
✓	Over 18 projects covering 742,000 hectares focused on Uranium
✓	Cash resources of $1.0 million (as at April 30, 2014)
✓	22,068,136 common shares issued and outstanding (July 29, 2014)

The Company has responded to the drop in market activity and values since the Fukushima nuclear incident by actively marketing its expertise and uranium exploration projects to industry and end users for project financings or sales. There has been a slow resurgence in interest, and at the end of the fourth quarter of our 2014 fiscal year, some renewed interest from North American and Chinese industry groups in response to the Canada-China nuclear accord. Management has continued with evaluating its priorities, taken steps to streamline non-discretionary expenditures, continued its efforts to raise funds and continue to explore all opportunities to sell and/or joint venture its properties. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to the difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. From time to time, the Company will evaluate new properties and direct activities to these based on the Board of Director’s evaluation of financial and market considerations at the time.

1.1	Profile and Strategy

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties, principally in Canada. The Company aims to acquire and advance its projects to a stage where they can be exploited at a profit or it can arrange joint ventures, whereby other companies provide funding for development and exploitation. The Company’s principal focus for the past nine years has been the exploration for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan. There are four projects on which the Company has expended most of its recent efforts. Three of these projects, West McArthur, Cree East and Fond Du Lac are 50% joint ventures, and the fourth, NW Manitoba, is 100% owned by the Company. Going forward it is expected that the Company will focus its effort on two of the projects, West McArthur and Cree East. The Company is actively marketing the remainder of its projects for option, joint venture or sale.

Table 1: Canadian Strategic Property Summary
Property / Project Name	Notes	Hectares	Life-to Date ("LTD") Expenditures
West McArthur	Ventured with Mitsubishi	36,000	$19,644
Cree East	Ventured with Korean Consortium	58,000	$19,149
NW Manitoba	Option with MPVC Inc.	144,000	$7,327
Fond Du Lac	Option with Fond Du Lac Denesuline	10,000	$4,546
TOTAL			$50,667

In the Athabasca Basin, the Company’s most advanced projects are those which the Company has under joint venture with Japanese and Korean entities. The Company has a strong in-house exploration team along with outside consultants which it can access and has established strategic exploration funding relationships with MC Resources Canada, a wholly owned subsidiary of Japan’s Mitsubishi Corporation Ltd. (“Mitsubishi”) on the West McArthur project. On the Cree East project, the Company is the Operator of a 50% joint venture with a Korean Consortium comprised of Hanwha Corp., Korea Resources Corp. (“KORES”), Korea Electric Power Corporation (“KEPCO”), and SK Networks Co. Ltd.

Throughout the region, the Company controls an exploration portfolio of 18 projects totalling over 2,864 square miles (742,000 hectares) and has a land position that rivals the combined holdings of established uranium producing giants Cameco Corporation and Areva The largest of these projects is the NW Manitoba Project, located just east of the Saskatchewan-Manitoba provincial border. In 2012, the Company re-started exploration at the NW Manitoba project, after waiting since 2007 for the Manitoba government approvals related to community consultation. In early 2012, the Company completed an operating MOU with the local community and geophysics work and target definition started in March 2012. At the current time, the Company has optioned the project to MPVC Inc. MPVC Inc. may earn an 80% interest in the project by carrying out a three stage $11.6 million exploration program (see section 2.2.3).

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 3 of 24

In addition, CanAlaska is the operator of a joint venture with the Fond Du Lac Denesuline community over an area which covers the historic Fond Du Lac uranium deposit, and where the Company has extended the target area to the east, with a drill intercept of 40.4 metres grading 0.32% uranium.

The Company’s exploration activities are managed through CanAlaska offices maintained in Vancouver, BC (Head Office) and La Ronge, Saskatchewan (Field Support and Equipment Warehouse).

The Company believes that the fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels will ensure the long-term future of global uranium markets and prices. Since 2004, CanAlaska has expended over $78 million on exploration and research towards the advancement of uranium discovery on our current project areas. The information gained from this work has provided the Company with significant evidence regarding the nature and location of mineral rich hydrothermal systems in areas of the Athabasca where previous information was lacking. The increase in understanding of the geology of the target areas, and the integration of modern geophysical methods with data processing to get more precise target definition at depth gives management the confidence to continue exploration for large scale uranium deposits on our projects.

As of July 28, 2014, the Company had 22,068,136 shares outstanding with a total market capitalization of $3.3 million. The Company’s shares trade on the TSX Venture Exchange (“CVV”) and are quoted on the OTCBB in the United States (“CVVUF”) and the Frankfurt Stock Exchange (“DH7N”). On December 30, 2013, the Company's shares commenced trading on the TSX Venture Exchange and ceased trading on the Toronto Stock Exchange.

The financial statements and the Management Discussion and Analysis have been prepared under IFRS applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. For the year ended April 30, 2014, the Company reported a loss of $0.7 million and as at that date had cash and cash equivalents of $1.0 million, net working capital balance of $1.1 million and an accumulated deficit of $81.6 million. The Company is pursuing a number of financing alternatives including selling and or joint venturing some of its properties.

The Company's ability to continue as a going concern is dependent upon its ability to obtain additional funding from debt, equity or through other arrangements. Management believes that the cash on hand is sufficient to meet corporate, administrative and selected exploration activities for at least the next twelve months. Management may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects. Management has taken steps to streamline non-discretionary expenditures and financial overheads and is working to option, joint venture or sell its individual exploration projects. The above factors cast doubt regarding the Company’s ability to continue as a going concern.

1.2	Strategic and Operating Intent

•         Targeted marketing of uranium projects for financing

•         Restriction of uranium exploration activity until financial markets recover in this sector

•         Strong commitment to option, joint venture or sale of individual exploration projects

•         Evaluate alternate commodities and projects suitable for market financing, or acquisition and sale

•         Company believes that it has the projects, strategic partners, people and knowledge base, corporate treasury and fund raising ability to maintain a position in the uranium exploration sector, but, due to increasingly difficult market conditions facing junior mining and junior uranium exploration companies, management has taken steps to streamline non-discretionary expenditures and financial overheads

•         The Company has tax loss carry-forwards of approximately $9 million and cumulative Canadian exploration expenses of approximately $18 million

•         Our Korean partners have contributed all of their $19.0 million funding commitment towards the Cree East project, but have requested a slow-down in expenditures, or the introduction of an incoming partner

•         At the West McArthur project, exploration is being carried out under a 50/50 joint venture with MC Resources Canada (“MCRC”), a wholly owned subsidiary of Mitsubishi Corporation, and CanAlaska which has been deferred in 2013/2014 to await better market conditions

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 4 of 24

2.	MILESTONES AND PROJECT UPDATES

2.1	Overview– May 1, 2013 to July 29, 2014
•	Kasmere south uranium project sale completed (June 2014)
•	Strongly anomalous radon results received from MPVC NW Manitoba project (April 2014)
•	Kasmere sales agreement (April 2014)
•	Reefton purchase agreement (March 2014)
•	Listed on the TSX Venture Exchange (December 2013)
•	Application to list on the TSX Venture Exchange (November 2013)
•	NI43-101 report filed for the Cree East project (November 2013)
•	Entered into option agreement with MPVC Inc. on NW Manitoba project (September 2013)
•	Entered into optioned agreement with Makena on Patterson project (August 2013)
•	Reefton option agreement terminated (August 2013)
•	Hanson project - staked twelve claim blocks (July, August and November 2013)
•	BC Copper option agreement terminated (July 2013)
•	Reduced project activities and marketing non-core assets (June 2013)

In June 2014, the sale of the Kasmere South uranium project in Northern Manitoba to East Resource for a total cash payment of $1.8 million and a 2.5% net smelter royalty was completed.

In April 2014, the Company announced that MPVC Inc. had received highly anomalous radon results of a recently completed, land-based survey over the Maguire Lake area. This is located within MPVC's Northwest Manitoba uranium project which was recently optioned from CanAlaska. MPVC reports that its geologic team is most encouraged by the distribution of radon, resistivity, magnetic and gravity anomalies which are prime drill targets for uranium mineralization.

In April 2014, the Company announced that it had entered into a binding agreement to sell its interest in its Kasmere South project in northwestern Manitoba to private company, East Resources Ltd., for cash payments totalling $1.8 million.

In March 2014, the Company entered into a purchase agreement for the exploration permit for the Reefton project to Stevenson Mining Ltd. ("Stevenson") for aggregate purchase consideration of $20,000. Subsequent to year end, the Company began liquidation proceedings on its New Zealand subsidiary as there are no significant assets or liabilities remaining in the entity.

On December 30, 2013, the Company's common shares were listed and commenced trading on the TSX Venture Exchange.

On November 5, 2013, the Company announced it had made application to list its shares on the TSX Venture Exchange. The application has been made in response to the Toronto Stock Exchange's (“TSX”) announcement on November 1, 2013 that the Company no longer met the market capital requirements of the TSX.

In November 2013, the Company filed a NI43-101 report for the Cree East Project. The report details the programs of work funded by the Korean Consortium partners, Hanwha, KORES, KEPCO and SK, and the multiple zones of uranium mineralization recognized from the first and second pass drill programs.

In September 2013, the Company entered into an option agreement with NEX-listed MPVC Inc. ("MPVC") for an interest in the NW Manitoba project. The project covers 143,603 hectares along the Saskatchewan/Manitoba border. In January 2014, the option agreement was revised whereby MPVC may earn an 80% interest in the project by carrying out a three stage $11.6 million exploration program, make a further cash payment of $35,000, issue 12 million common shares and issue 6 million common share purchase warrants. In February 2014, the option agreement with MPVC was amended to extend the date of certain provisions of the agreement from February 28, 2014 to March 14, 2014. In consideration for amending the agreement, MPVC paid a non-refundable cash deposit in the amount of $50,000 on March 14, 2014.

On August 28, 2013, the Company entered into an option agreement with Makena Resources Inc. (“Makena”). Makena may earn a 50% interest in the Patterson property by making cash payments totalling $100,000 by June 1, 2015, issuing 2,500,000 common share by June 1, 2015 and incurring exploration expenditures totalling $1.4 million by September 30, 2016.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 5 of 24

On August 21, 2013, the option agreement with Atlantic Industrial Minerals Inc. for the Reefton project was terminated.

In July, August and November 2013, the Company staked the Hanson project which consists of fourteen blocks of claims in the area of the Pikoo kimberlite discovery, totalling 17.272 hectares located in Saskatchewan for $10,374.

On July 2, 2013, the option agreement with Tyrone Docherty and Discovery Ventures Ltd. for the BC Copper (Big Creek) project was terminated.

In June 2013, the Company announced that it had in the past 15 months, reduced project exploration activities to preserve a modest treasury such that there is a minimum of dilution to existing shareholders during a time of depressed market prices. The Company has been active in the presentation and marketing of its joint ventures and non-core assets. The marketing of the non-core assets had attracted a number of industry investors and supporters who have entered into confidentiality agreements to review potential purchase or earn-in joint ventures with the Company.

2.2	Project Updates

Overview

The Company currently has 18 projects within the Athabasca basin area and has carried out exploration programs on four of these in the past year. In fiscal 2014, the Company spent $0.3 million ($0.5 million net of $0.2 million from reimbursements from partners) on exploration costs in the Athabasca Basin area. The two largest exploration projects were at West McArthur and at Cree East.

Exploration spending in the fourth quarter of 2014 is significantly down from the same comparative quarter of 2013, as the Company has reduced its exploration spend to conserve cash relative to the prior period. In the fourth quarter, the Company historically spent this time drilling in the winter season in the Athabasca Basin at our various projects.

The following table summarizes the Company’s expenditures for twelve months ended April 30, 2014.

Table 2: ($000's) Total Exploration	Cree East	West McArthur	Fond Du Lac	NW Manitoba	Other Athabasca Basin Projects	New Zealand	Other and Generative Projects	Total
Camp Cost & Operations	(12)	-	4	-	-	-	-	(8)
Drilling	27	-	6	-	1	-	-	34
General & Admin	26	36	1	11	14	25	55	168
Geochemistry	-	-	-	-	-	-	1	1
Geology	1	-	-	-	8	-	-	9
Geophysics	151	-	-	-	32	-	-	183
Other	28	2	-	76	3	-	(12)	97
Gross Expenditures	221	38	11	87	58	25	44	484
Reimbursements	(111)	(19)	-	(83)	-	-	-	(213)
Net Expenditures	110	19	11	4	58	25	44	271

The following section contains a comparative breakdown of project expenditures for the Company’s significant projects. Reimbursements represents the amounts received from our joint venture partners and option partners to be applied against the expenditures for the project.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 6 of 24

2.2.1	West McArthur Project, Saskatchewan – Mitsubishi

The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11.0 million. In February 2010, Mitsubishi exercised its option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. As at April 30, 2014, the Company holds a 50% interest in the West McArthur project. Mitsubishi holds the remaining 50% interest in the property. The Company acts as project operator under the supervision and guidance of Dr. Karl Schimann, P. Geo. and Mr. Peter Dasler, P. Geo. and earns a fee between 5% and 10%, based on expenditures incurred. Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as the project operator.

Table 3: ($000's)	Quarterly								Year Ended
West McArthur Project	Q113	Q213	Q313	Q413	Q114	Q214	Q314	Q414	Apr-13	Apr-14	LTD
Camp Cost & Operations	-	-	-	(8)	-	-	-	-	(8)	-	2,976
Drilling	-	-	-	-	-	-	-	-	-	-	6,745
General & Admin	31	26	12	8	6	8	10	11	77	35	2,132
Geochemistry	15	1	-	-	-	-	-	-	16	-	339
Geology	48	16	1	-	-	-	-	-	65	-	1,000
Geophysics	211	12	4	-	-	-	-	-	227	-	5,775
Other	20	3	6	-	1	2	-	-	29	3	677
Gross Expenditures	325	58	23	-	7	10	10	11	406	38	19,644
Reimbursement	(171)	(30)	(12)	-	(4)	(5)	(5)	(6)	(213)	(19)	(14,227)
Net Expenditures	154	28	11	-	3	5	5	5	193	19	5,417

The West McArthur project is located between 6 and 30 kilometres west of the producing McArthur River uranium mine operated by Cameco Corp, and covers approximately 36,000 hectares. On the property there is evidence of hydrothermal alteration extending well into the sandstone, matching the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization from drill testing in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

The project is accessible during the winter drill season by seasonal winter ice roads and winter trails and during the summer exploration season by air and water. There is no physical plant or permanent infrastructure on the property and no source of power. There are multiple extensive lakes which can provide a source of water for the project.

The mineral rights for West McArthur were acquired between October 2004 and February 2009 from the Ministry of Energy and Resources in the province of Saskatchewan, Canada. The claim numbers are as follows, S-107561, S-107562, S-107563, S-107565, S-107773, S-108010, S-108011, S-108012, S-111412 S-111413, S-111511 and S-111512. The mineral rights to West McArthur are valid and in good standing with the earliest claim requiring renewal in October 2029 with no further exploration expenditures required. An annual assessment report is required to be filed by the Company with the Ministry of Energy and Resources to disclose the exploration activities on this claim. There is no fee for filing the annual assessment report.

In April 2012, the Company announced a preliminary summary of drilling at its West McArthur project. Seven diamond drill holes were completed in February and March 2012, to test a series of individual zones where the resistivity lows were coincident with the EM conductors within the Grid 5 area. Total meterage drilled in the season was 6,422 metres, including one abandoned drill hole. The winter 2012 drill programme has demonstrated on Grid 5 the presence of requisite geological environment for unconformity uranium deposits. Significant faulting and fracturing are present in a number of drill holes, with individual radioactive spikes or elevated radioactivity in zones of hydrothermal alteration.

In June 2012, the Company reported the results of drill core geochemistry on the West McArthur property. Drill holes WMA028 and WMA034 produced very positive results for uranium. Both intersected parts of a highly-altered graphitic pelite unit and are thought to be within 50 metres of the targeted conductor, which was identified from the down-hole geophysical surveys. The targets generated at the eastern end of Grid 5 matched and extended a historical conductor, which was drill-tested by Uranerz in 1989. Neither of the two historical drill holes intersected their targeted basement conductor, but, significantly, contained dravite clay and pyrite along with narrow, steep, clay rich fault gouges/breccia in the top 350-400 metres of the sandstone column. In one historical hole, the upper 400 metres of sandstone showed anomalous uranium and trace elements. Drill holes WMA028 and WMA034 are located in this area. Both show deep alteration into the basement rocks, indicating and confirming a substantial hydrothermal alteration system.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 7 of 24

The potential of this project is for unconformity style uranium mineralization of both the Simple (Low REE, basement hosted) and the Complex ( High REE, Sandstone hosted) types of uranium. Previous exploration was hampered by the depths to the basement, however, recent advances with airborne geophysical survey technology has enabled penetration to those depths. Multiple exploration programs since 2005 have identified targets with strong geophysical feature, similar to those near existing uranium mines. Limited drill testing in several of these areas have shown the basement offsets, hydrothermal clay alteration, and elevated uranium geochemistry consistent with the Athabasca unconformity deposit model. The project, has four target areas which are being evaluated for further drill testing.

The property has undergone a series of exploration programs, including extensive geophysics and drilling of over 35 drill holes since 2005. Approximately $19.6 million has been spent by the joint venture.

The next drill programs are dependent on financing. The project does not have a drill program planned for 2014. Active full season programs of 6-9 drill holes are generally budgeted at $3 to $4 million, including drill geophysics, camp and logistics. The project currently has a maintenance budget of approximately $100,000 for 2014 which will be funded 50% by CanAlaska and 50% by Mitsubishi.

As at April 30, 2014, the total exploration costs incurred for the West McArthur project was $19.6 million. Further exploration expenditures for this project have been deferred in 2013/2014 to await better capital market conditions in order to raise exploration funds. The West McArthur property is without known reserves and any proposed program is exploratory in nature.

2.2.2	Cree East Project, Saskatchewan – Korean Consortium

The Cree East project is located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The project is comprised of 17 contiguous mineral claims totalling approximately 58,000 hectares. In December 2007 a Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Networks Co. Ltd.), agreed to spend $19.0 million on the properties to earn into a 50% interest in the Cree East project.

As of April 30, 2014, the Korean Consortium has contributed its $19.0 million towards exploration of the project and holds a 50% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The remaining 50% interest is held by CanAlaska. The following table summarizes the Korean Consortium expenditures and advances by quarter and life to date (“LTD”) on the project. The table does not include a $1.0 million payment made directly to CanAlaska in 2007 ($0.6 million) and 2010 ($0.4 million) for intellectual property associated with the project. As at April 30, 2014, the Company is holding approximately $176,000 of joint venture funds.

Table 4: ($000's)	Quarterly								Year Ended
Cree East Project	Q113	Q213	Q313	Q413	Q114	Q214	Q314	Q414	Apr-13	Apr-14	LTD
Camp Cost & Operations	4	-	-	-	-	1	(13)	-	4	(12)	3,332
Drilling	-	-	-	-	-	27	-	-	-	27	6,740
General & Admin	5	-	14	18	-	13	5	9	37	26	502
Geochemistry	5	1	-	-	-	-	-	-	6	-	537
Geology	49	2	2	20	-	1	-	-	73	1	1,583
Geophysics	1	-	1	-	-	-	-	151	2	151	3,410
Management Fees	10	1	3	6	1	4	-	17	20	22	1,574
Other	30	4	5	3	-	-	-	7	42	7	1,471
Net Expenditures	104	8	25	47	1	46	(8)	184	184	222	19,149

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 8 of 24

The project is accessible during the winter drill season by seasonal winter ice roads and winter trails and during the summer exploration season by air and water. There is no physical plant or permanent infrastructure on the property and no source of power. There are multiple extensive lakes which can provide a source of water for the project.

The mineral rights for Cree East were acquired between November 2004 and June 2010 from the Ministry of Energy and Resources in the province of Saskatchewan, Canada. The claim numbers are as follows, S-107757, S-107774, S-107775, S-107776, S-107777, S-107778, S-107779, S-107780, S-108357, S-108358, S-108382, S-108383, S-108384, S-108385, S-108386, S-108387 and S-111809. The mineral rights to Cree East are valid and in good standing with the earliest claim requiring renewal in November 2020 with no further exploration expenditures required. An annual assessment report is required to be filed by the Company with the Ministry of Energy and Resources to disclose the exploration activities on this claim. There is no fee for filing the annual assessment report.

The project area covers Athabasca group conglomerates and sandstones. Sandstone unconformity overlies basement at depths in the order of 200 to 300 metres in the south. Structural breaks which trend across the across the property further drop the basement to estimated depths of 800 to 900 metres across the northern edge of the property The basement is composed of the Lower Proterozoic, (Trans Hudson) Mudjatik domain, granitoids and associated minor supercrustals (psammites, pelites and metavolcanics) A significant portion of the property is considered to be underlain by rocks of the highly prospective Wollaston Domain.

In May 2012, the Company reported receipt of uranium assay results and trace element geochemistry for the winter drill program on the Cree East project. The results confirm the anomalous multi-element enrichments in the large alteration zone identified at Zone B and additional gold and uranium mineralization in drill hole CRE080, which intersected mineralized iron formation at Zone J.

The property has undergone extensive exploration since 2005 with $19.1 million expended on surveys, extensive geophysical testing and over 70 drill holes testing targets.

The potential of this project is for unconformity style uranium mineralization of both the Simple (Low REE, basement hosted) and the Complex (High REE, Sandstone hosted) types of uranium. The area has numerous conductors and faults which act as both the conduit and the trap for potential uranium mineralization. A number of structures and conductive targets have been identified from the Company's exploration efforts. The next substantial work programs on the property will consist mainly of drill testing the current targets. Active full season programs of 15-18 drill holes are generally budgeted at $3 to $4 million, including drill geophysics, camp and logistics. There is a program of geophysics to be performed by an external third party for winter field season 2014, budgeted at $350,000 which will be funded by the joint venture funds held. A $3 million summer drill program has been approved, subject to financing.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees. CanAlaska acts as project operator under the supervision and guidance of Dr. Karl Schimann, P. Geo. and Mr. Peter Dasler, P. Geo.

As at April 30, 2014, the total exploration costs incurred for the Cree East project was $19.1 million. In March 2014 the Joint Venture carried out geophysical surveys over the Zone B target area. This surveying was in preparation for a proposed summer drill program. The summer drill program is dependant upon financing by CanAlaska or others.. The Korean Consortium and CanAlaska are actively marketing the Cree East project for option or joint venture to allow for the continuation of the drill exploration. Work permits are in place for summer 2014 drilling. The Cree East property is without known reserves and any proposed program is exploratory in nature.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 9 of 24

2.2.3	NW Manitoba, Manitoba

This property consists of approximately 144,000 hectares and lies between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium mines. In May 2012, the Company reported strong geophysical responses matching geology and uranium mineralized boulders from the recent surveys within the target areas at its NW Manitoba uranium project. The project was re-started in March 2012 following a four and a half year permitting delay due to consultations between the government of Manitoba and the local community. The Company has now concluded an operating MOU with the local community and recommenced ground survey work. The ground resistivity gravity geophysical surveys carried out in March 2012 localized anomalous features typical of sulphide-bearing mineralization, and zones of clay alteration within areas of shallow overburden. There is a striking correspondence between the location of gravity anomalies and the low resistivity zones from the survey. These targets are similar in style to the Andrew Lake uranium project in Nunavut, which has similar resistivity and gravity geophysical responses related to uranium mineralization hosted in regional fault structures.

In September 2013, the Company entered into an option agreement with NEX-listed MPVC Inc. ("MPVC") for an interest in the NW Manitoba project. MPVC may earn an 80% interest in the project by carrying out a three stage $11.6 million exploration program, making a cash payment of $35,000, issuing 12 million common shares and issuing 6 million common share purchase warrants.

On February 28, 2014, the option agreement with MPVC for the NW Manitoba project was amended to extend the date of certain provisions of the agreement from February 28, 2014 to March 14, 2014. In consideration for amending the option agreement, MPVC paid a further non-refundable cash deposit in the amount of $50,000 on March 14, 2014.

In April 2014, the Company announced that MPVC Inc. had received highly anomalous radon results of a recently completed, land-based survey over the Maguire Lake area. MPVC reports that its geologic team is most encouraged by the distribution of radon, resistivity, magnetic and gravity anomalies which are prime drill targets for uranium mineralization.

2.2.4	Grease River

In Q114 and Q214, the Company recognized an impairment on certain of its Grease River claims of approximately $57,000 as it did not renew its permits on these claims.

2.2.5	Poplar

During fiscal 2014, the Company recognized an impairment on certain of its Poplar claims of approximately $35,000 as it did not renew its permits on these claims.

2.2.6	Lake Athabasca

In Q114 and Q414, the Company recognized an impairment on certain of its Lake Athabasca claims of approximately $20,000 as it did not renew its permits on these claims.

2.2.7	Hodgson

In Q114, the Company recognized an impairment on its Hodgson claim of approximately $109,000 as it did not renew its permits on this property. In Q314, the Company re-staked certain claim blocks for $6,895.

2.2.8	Collins Bay

In June 2013, the Collins Bay Extension option agreement dated July 4, 2009 and amended on March 29, 2011 with Bayswater Uranium Corporation ("Bayswater") was amended whereby the option period was extended from six years to eight years. In consideration for the extension, the Company accelerated its staged common share issuances and issued 10,000 common share on July 12, 2013. As a result, in July 2013, the Company issued an aggregate of 20,000 common shares (post-consolidation) under the amended option agreement for the Collins Bay Extension project.

2.2.9 Carswell

In January 2014, the Company recognized an impairment on its Carswell claim of approximately $136,000 as it did not renew its permits on this property.

2.2.10 Patterson

In January 2013, the Company acquired three block of claims, totalling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin. In August 2013, the Company optioned the claims to Makena Resources Inc. Makena may earn a 50%

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 10 of 24

interest in the property by making cash payments totalling $100,000 by June 1, 2015, issuing 2,500,000 common share by June 1, 2015 and incurring exploration expenditures totalling $1.4 million by September 30, 2016.

2.2.11	Reefton

In September 2012, Atlantic Industrial Minerals Inc. (“Atlantic”) entered into an option agreement to acquire a 100% interest in the Reefton project, in South Island, New Zealand by paying $300,000 in staged payments, issuing 300,000 shares of Atlantic to the Company and reimbursing the Company for the annual permit fees for the property from 2012 to 2015 which are approximately $50,000 per year, and drilling 1,500 metres by December 31, 2014. In September 2012 and October 2012, the Company received $50,000 from Atlantic for the 2012/2013 annual permit fee as part of an operating agreement. On August 21, 2013, the option agreement with Atlantic was terminated.

In March 2014, the Company entered into a purchase agreement to sell the exploration permit for the Reefton project to Stevenson Mining Ltd. ("Stevenson") for aggregate purchase consideration of $20,000. In Q414, the Company recognized a loss on disposal of the Reefton project of approximately $4,000.

2.2.12	BC Copper

The Company has two claim blocks (Big Creek and Quesnel). Big Creek was under option, but in July 2013, the option agreement with Discovery Ventures Ltd. and Tyrone Docherty was terminated. The property is currently being marketed.

2.2.13	Hanson

In July, August and November 2013, the Company staked the Hanson project which consists of fourteen blocks of claims in the area of the Pikoo kimberlite discovery, totalling 17,272 hectares located in Saskatchewan for $10,374.

In January 2014, the Company entered into a purchase agreement for two claim blocks in the Hanson project to Copper Reef Mining Corp. ("Copper Reef") for aggregate purchase consideration of $50,000 in cash and the issuance of 1,000,000 common shares in the capital of Copper Reef and completion of $50,000 of exploration expenditures. The Company retains a 2% net smelter royalty in the agreement.

2.2.14	Kasmere

In April 2014, the Company announced that it had entered into a binding agreement to sell its interest in its Kasmere South project in northwestern Manitoba to private company, East Resources Ltd., for an aggregate cash payment totalling $1.8 million. On March 28, 2014, the Company received a non-refundable cash payment of $200,000 from East Resources Ltd. Subsequent to year end, the Company also received the remaining cash instalments of $100,000 and $1.5 million on May 30, 2014 and June 26, 2014 respectively.

2.2.15	Other Projects

The Company uses its technical staff between field seasons to evaluate other mineral projects for acquisition, either by staking or by option, with the purpose of sale to third parties. For a full description of the geology and setting of the current projects and of the Company’s other projects, reference should be made to the “Projects” section, and accompanying news releases of work on the Company’s website at www.canalaska.com.

Table 5: Other projects update	Status	Recent work undertaken
BC Copper	Seeking Venture Partner	No significant work undertaken
Collins Bay Extension	Option with Bayswater Uranium	No significant work undertaken
Grease River	Seeking Venture Partner	No significant work undertaken
Hanson	Seeking Venture Partner	No significant work undertaken
Helmer	Seeking Venture Partner	No significant work undertaken
Hodgson	Seeking Venture Partner	No significant work undertaken
Kasmere	Under application	Exploration permits pending
Key	Seeking Venture Partner	No significant work undertaken
Lake Athabasca	Seeking Venture Partner	No significant work undertaken
McTavish	Seeking Venture Partner	No significant work undertaken
Moon	Seeking Venture Partner	No significant work undertaken
Patterson	Option with Makena Resources Inc.	Airborne surveys have been contracted
Poplar	Seeking Venture Partner	No significant work undertaken
Waterbury	Seeking Venture Partner	No significant work undertaken
Rainbow Hill AK	Seeking Venture partner	No significant work undertaken
Zeballos	Seeking Venture Partner	Consolidating ownership
Glitter Lake	Disposed, NSR retained
Reefton Property, NZ	Sale to Stevenson Mining Ltd.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 11 of 24

The Company is restricting its exploration activities on these Other projects until financial markets recover. The Company intends to continue its efforts to seek a venture partner either through a joint venture or sales of its other projects.

In fiscal 2014, the Company recognized an impairment on its Grease River, Poplar, Lake Athabasca, Hodgson and Carswell claims for approximately $357,000 as it did not renew certain of its claims on these properties.

In May 2014, Golden Fern Resources Limited, the Company's wholly owned subsidiary in New Zealand, began liquidation proceedings. The New Zealand subsidiary is being liquidated after the sale of the Reefton project to Stevenson Mining Ltd. and there are no significant assets or liabilities remaining in the entity.

CanAlaska maintains twelve other projects in the Athabasca basin; one project in Alaska and four projects in British Columbia. These other projects have value to the Company but are not being actively explored, other than reviews and reporting. A number of these projects are being marketed for sale or joint venture, and the company hopes to realize increased value in the future.

All of the samples from the CanAlaska exploration programs have been submitted to one of two qualified Canadian Laboratories for analysis. Samples submitted to Saskatchewan Research Laboratories were analyzed for multi-element geochemistry and including uranium by tri-acid digestion and ICP. Samples submitted for assay for trace element geochemistry to Acme Laboratories in Vancouver BC, were analyzed by aqua regia digestion and ICP analysis. The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.

Our exploration activities requires permitting in the Province of Saskatchewan. For our projects in Saskatchewan, the Company applies for surface exploration permits from the Ministry of Environment, a letter of advice from the Heritage Resources Branch of the Ministry of Tourism, Parks, Culture and Sport, and a Right to Use Water from the Saskatchewan Water Authority. For our exploration projects in the Province of Manitoba, the Company applies for a Prospecting License, a Work Permit from the Manitoba Department of Conservation, and a notification to the Director of Mines for airborne surveys. In addition, all exploration activities have to conform to the Fisheries Act in terms of protection of fish habitat.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 12 of 24

2.2.16	Project Expenditure Summary

Details of life to date (“LTD”) exploration and evaluation expenditures:

Table 6: ($000’s)	2014 Fiscal Expenditures				Life to Date - April 30, 2014
Project	Acquisition Costs	Exploration Expenditures	Write-offs/ Reimbursement	Net YTD	Acquisition Costs	Exploration Expenditures	Write-offs/ Reimbursement	Net LTD
Athabasca Basin
Cree East	-	223	-	223	-	19,150	-	19,150
West McArthur	-	37	(19)	18	65	19,578	(14,227)	5,416
Fond Du Lac	-	11	-	11	120	4,427	-	4,547
NW Manitoba	-	3	-	3	16	7,311	-	7,327
Poplar	-	-	(35)	(35)	166	3,637	(3,245)	558
Grease River	-	1	(57)	(56)	133	3,495	(2,907)	721
Key Lake	-	-	-	-	24	1,027	(1,047)	4
Helmer	-	1	-	1	107	5,047	-	5,154
Lake Athabasca	-	-	(20)	(20)	118	5,966	(20)	6,064
Hodgson	7	-	(109)	(102)	116	1,561	(109)	1,568
Collins Bay	-	10	-	10	-	1,319	-	1,319
McTavish	-	-	-	-	74	687	(108)	653
Ruttan	-	33	-	33	15	67	-	82
Carswell	-	1	(137)	(136)	137	754	(137)	754
Other	0	1	-	1	57	2,568	(1,616)	1,009
New Zealand
Reefton, NZ	-	25	(24)	1	24	811	(505)	330
Other
Other Projects, Various	12	17	-	29	86	692	(425)	353
Total	19	363	(401)	(19)	1,258	78,097	(24,346)	55,009

Table 7: ($000’s)	2013 Fiscal Expenditures				Life to Date - April 30, 2013
Project	Acquisition Costs	Exploration Expenditures	Write-offs/ Reimbursement	Net YTD	Acquisition Costs	Exploration Expenditures	Write-offs/ Reimbursement	Net LTD
Athabasca Basin
Cree East	-	184	-	184	-	18,927	-	18,927
West McArthur	-	406	(213)	193	65	19,541	(14,208)	5,398
Poplar	-	-	-	-	166	3,637	(3,210)	593
Fond Du Lac	-	17	-	17	120	4,415	-	4,535
Grease River	-	-	-	-	133	3,494	(2,850)	777
Cree West	-	-	(48)	(48)	-	1,112	(1,112)	-
Key Lake	-	-	-	-	24	1,027	(1,047)	4
NW Manitoba	-	36	-	36	16	7,308	-	7,324
Helmer	-	14	-	14	107	5,046	-	5,153
Lake Athabasca	-	-	-	-	118	5,966	-	6,084
Alberta	-	2	(11)	(9)	-	2,331	-	2,331
Hodgson	-	81	-	81	109	1,561	-	1,670
Arnold	-	-	(35)	(35)	-	1,341	-	1,341
Collins Bay	-	-	-	-	-	1,309	-	1,309
McTavish	-	4	-	4	74	687	(108)	653
Carswell	-	23	(37)	(14)	136	753	-	889
Ruttan	15	32	-	47	15	34	-	49
Other	4	2	-	6	57	2,870	(1,919)	1,008
New Zealand
Reefton, NZ	-	6	-	6	24	786	(481)	329
Other
Other Projects, Various	1	194	(82)	113	74	675	(425)	324
Total	20	1,001	(426)	595	1,238	82,820	(25,360)	58,698

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 13 of 24

3.	FINANCIAL POSITION and CAPITAL resources

3.1	Cash and Working Capital

Table 8: ($000’s) Cash and Working Capital	Apr-14	Apr-13
Cash and cash equivalents	1,044	1,265
Trade and other receivables	52	58
Available-for-sale securities	414	86
Trade and other payables	(382)	(195)
Working capital	1,128	1,214

For analysis and discussion of the movement in cash and cash equivalents reference should be made to section 5 of this MD&A. Included within cash and cash equivalents are $0.2 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 5 of the consolidated financial statements for further details.

As at April 30, 2014, included within trade and other receivables is approximately $13,000 in Goods and Services Tax ("GST") refunds. The increase in available-for-sale securities is primarily a result of receiving 1,000,000 shares from Makena Resources Inc. for our Patterson project in Q314, 500,000 shares from Copper Reef for our Hanson project and 2,250,000 shares from MPVC Inc. for our NW Manitoba project in Q414. The decrease in trade and other receivables for April 30, 2014 is due primarily to a reduction its exploration expenditures in winter 2014 compared to winter 2013.

The increase in trade and other payables is due primarily to our exploration activities at our Cree East project compared with the fourth quarter of 2013. The Company operated an extensive geophysics program at our Cree East project in winter 2014.

3.2	Other Assets and Liabilities

Table 9: ($000’s) Other Assets and Liabilities	Apr-14	Apr-13
Reclamation bonds	189	203
Property and equipment	294	375
Mineral property interests (section 2.2)	813	1,238

During the fiscal year ended April 30, 2014, the Company received approximately $10,000 cash from a refund of a reclamation bond from the Manitoba Mines Branch and also wrote down approximately $3,000 of reclamation bonds.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 14 of 24

During the fiscal year ended April 30, 2014, exploration and evaluation expenditures were made primarily on the West McArthur, Cree East, Hodgson and BC Copper (section 2).

During fiscal 2014, the Company acquired the Hanson property by staking 14 blocks of claims totalling 17,272 hectares for approximately $10,000. The Company also re-staked three blocks of claims totally 11,492 hectares of the Hodgson property for approximately $7,000 to maintain its interest in the property. The Company also staked two block of claims totalling 723 hectares in south central British Columbia for approximately $1,000. In addition, the Company recognized an impairment on its Grease River, Poplar, Lake Athabasca, Hodgson and Carswell claims for approximately $357,000 as it did not renew certain of its permit for these properties.

3.3	Equity and Financings

Table 10: ($000’s) Shareholders’ Equity	Apr-14	Apr-13
Common shares	73,205	73,205
Equity reserve	10,807	10,682
Investment revaluation reserve	(24)	(1)
Deficit	(81,564)	(80,856)
Total shareholders’ equity	2,424	3,030

Table 11: (000’s) Equity Instruments	Apr-14	Apr-13
Common shares outstanding	22,068	22,058
Options outstanding
Number	3,851	3,598
Weighted average price	$0.20	$0.55
Warrants outstanding
Number	-	72
Weighted average price	-	$0.55

Equity instruments

As of July 29, 2014, the Company had the following securities outstanding. Common shares - 22,068,136; Stock options – 4,125,500; and Warrants – nil.

In July 2013, the Company issued 10,000 common shares under the option agreement for the Collins Bay Extension project.

In March 2012, the Company issued 283,000 common shares for gross proceeds of $121,690. A finder’s fee of $4,867 in cash and 11,320 warrants were issued in connection with the financing. Each finder’s warrant entitles the holder to purchase on additional common share for a period of 18 months from the closing date, at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $1,825 using the Black Scholes model.

In March 2012, the Company issued 1,522,000 flow-through common shares for gross proceeds of $776,220. A finder’s fee of $31,049 in cash and 60,880 warrants were issued in connection with the financing. $68,490 was allocated to premium as the market value on the date of close was less than the offering price associated with this offering. Each finder’s warrant entitles the holder to purchase one additional common share for a period of 18 months from the closing date at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $9,816 using the Black Scholes model.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 15 of 24

Table 12: Proceeds from Financings
Date	Type	Intended Use	Actual Use
March 2012	$0.1 million – 283,000 common shares	Uranium exploration in Saskatchewan	As Intended
March 2012	$0.8 million – 1,522,000 flow-through common shares	Uranium exploration in Saskatchewan	As Intended

4.	Expenditures Review

Table 13: ($000’s)	Quarterly								Year End
Quarterly Net Loss & Comprehensive Loss Summary	Q113	Q213	Q313	Q413	Q114	Q214	Q314	Q414	2013	2014
Exploration Cost
Mineral property expenditures net of reimbursements	324	186	92	30	29	87	15	140	632	271
Write-down on reclamation bonds	110	-	-	-	3	-	-	-	110	3
Mineral property write-offs	35	48	-	54	143	33	141	40	137	357
Recoveries on option payments received	-	-	-	-	-	(240)	(25)	(481)	-	(746)
Equipment rental income	(4)	1	-	-	-	-	(11)	(1)	(3)	(12)
	465	235	92	84	175	(120)	120	(302)	876	(127)
Other Expenses (Income)
Consulting, labour and professional fees	321	248	144	121	100	87	110	105	834	402
Depreciation	27	28	27	26	20	20	20	20	108	80
Gain on disposal of properties and equipments	-	(2)	(8)	14	1	-	-	4	4	5
Foreign exchange (gain) loss	-	-	(1)	-	-	-	(1)	2	(1)	1
Insurance, licenses and filing fees	20	31	10	24	19	29	37	13	85	98
Interest income	(9)	(7)	(4)	(4)	(4)	(2)	(2)	(2)	(24)	(10)
Other corporate costs	20	15	13	19	9	9	10	5	67	33
Investor relations and presentations	28	2	7	15	1	2	9	10	52	22
Rent	34	36	37	20	4	7	7	8	127	26
Stock-based payments	16	23	-	137	-	20	105	-	176	125
Travel and accommodation	11	2	2	4	2	2	1	4	19	9
Impairment and loss (gain) on disposal of available-for-sale securities	-	-	-	83	8	16	12	38	83	74
Management fees	(27)	(9)	(4)	(6)	(1)	(5)	-	(24)	(46)	(30)
	441	367	223	453	159	185	308	183	1,484	835
Net (loss) earnings for the period	(906)	(602)	(315)	(537)	(334)	(65)	(428)	119	(2,360)	(708)

Other comprehensive loss
Items that may be subsequently reclassified to profit or loss:
Unrealized loss (gain) on available- for-sale securities	76	8	15	(45)	23	(40)	86	(46)	54	23
Total comprehensive (loss) earnings	(982)	(610)	(330)	(492)	(357)	(25)	(514)	165	(2,414)	(731)
Basic and diluted (loss) earnings per share	(0.04)	(0.03)	(0.01)	(0.02)	(0.02)	(0.00)	(0.02)	0.01	(0.11)	(0.03)

In the fiscal year ended April 30, 2014, the Company spent $0.5 million on exploration costs and recovered $0.2 million from our exploration partners for a net mineral property expenditure of $0.3 million.

For the fiscal year ended April 30, 2014, the Company recognized mineral property impairments on the Grease River, Poplar, Lake Athabasca, Hodgson and Carswell projects for approximately $357,000 as the Company did not renew certain of its permits for these projects.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 16 of 24

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. In Q412, the equipment rental income is related to the winter drill programs for the Cree East and West McArthur projects. In Q1 and Q2, 2013, the rental income is related to the summer work program on the BC Copper project. In Q3 and Q4 2014, the rental income is related to the rental of tents and camp supplies to a 3rd party.

Consulting, labour, and professional fees are lower than the same comparative prior period. The decrease is primarily attributed to a decrease in the salaries expense from the re-negotiated employment agreements for senior staff and management which began effective August 2012. The Company has terminated some staff and re-negotiated employment agreements with senior staff and management in efforts to minimize the Company’s operating costs. The Company also reduced it usage of professionals and consultants in Q414 compared to Q413. As of January 1, 2013, the independent directors of the Company have not received directors’ fees in the form of cash, in order to assist the Company in its plans to control its operation costs.

Insurance, licenses and filing fees are higher for fiscal 2014 compared to fiscal 2013. The increase is primarily due to the TSX Venture listing fees incurred in Q314 as the Company’s shares began trading on the TSX Venture Exchange on December 30, 2013. In Q1, Q2 and Q4 2014, insurance, license and filing fees were consistent relative to the same comparative prior periods.

Interest income was lower in 2014 compared to 2013. The decrease was attributed to the decreased cash balances held during the year.

Investor relations expenses were lower in 2014 compared to 2013. The decrease is primarily attributed to the decrease in services provided by a Canadian investor relations firm. The Company received contract services from the Canadian investor relations firm which started in June of 2011 and terminated in July 2012.

Rent expense was lower in Q414 compared to Q314 as a Company sublet its office space in its effort to reduce it cash burn and operating costs going forward. The Company is however committed to the full lease amount, not the net for the head lease on the Vancouver office space.

The share-based payments amount for the year is lower than the amount for the previous year. The decrease was primarily due to the decrease in the fair value calculation on the options granted in fiscal 2014 relative to fiscal 2013. During fiscal 2014, there were 1,591,750 options granted with an average fair value of $0.07 per option compared to 1,357,500 option granted with an average fair value of $0.13 per option in fiscal 2013.

A write-down on available-for-sale securities of approximately $74,000 was recorded in fiscal 2014. This was attributed to a significant or prolonged impairment on a number of investments. The Company wrote the balances down to their market values due to the significant decline in market value that was viewed as other than a temporary impairment.

Management fees were lower in fiscal 2014 compared to fiscal 2013. This was primarily due to the decrease in our exploration activities relative to last year. During fiscal 2014, the Company spent $0.5 million on exploration, of which $0.3 million were related to our joint venture projects where management fees were generated. During fiscal 2013, the Company spent $1.0 million on exploration, of which $0.6 million were related to joint venture projects.

5.	CASHFLOW and liquidity REVIEW

As of April 30, 2014, the Company had $1.0 million in cash and cash equivalents and working capital of $1.1 million and as of April 30, 2013, the Company had $1.3 million in cash and cash equivalents and working capital of $1.2 million.

5.1	Operating Activities

The Company’s operating activities resulted in net cash outflows of $0.6 million and $3.2 million for the fiscal years ended April 30, 2014 and 2013 respectively. Operating activities and costs for fiscal 2014 are lower than fiscal 2013 as the Company reduced its exploration activities and option or sold several of its projects during the year, as well as continued its efforts to minimize it operating costs to conserve its cash reserves.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 17 of 24

5.2	Financing Activities

Financing activities resulted in net cash outflows of approximately $1,000 and $5,000 for the fiscal years ended April 30, 2014 and 2013 respectively. During the fiscal year ended April 30, 2014, the Company paid finders fees related to a prior financing in March 2012. In fiscal 2013, the Company incurred TSX listing fees related to the Company’s share compensation plan. Currently, junior uranium exploration companies are finding it difficult to seek financing. The Company is working to sell option or joint venture non core assets.

5.3	Investing Activities

Investing activities resulted in net cash inflow of approximately $396,000 and $72,000 for fiscal year ended April 30, 2014 and 2013 respectively. During the year ended April 30, 2014, the Company received cash option payments of approximately $385,000. The Company also staked the Hansen project for approximately $10,000, the Hodgson project for approximately $7,000 and the Big Creek project for approximately $1,000. The Company also recovered approximately $10,000 of reclamation bonds deposited with the Manitoba Mines Branch and the Company also sold the Reefton project for $20,000 to Stevenson Mining during the year. During the year ended April 30, 2013, the Company acquired the Ruttan property and the Patterson Lake property by staking five blocks of claims totalling 7,742 hectares for approximately $20,000 and received $75,000 in option payments from Discovery Ventures Ltd. The Company also received approximately $19,000 from the sale of certain property and equipment.

6.	Other matters

For a full version of the risks and critical accounting estimates and policies reference should be made to the Company’s audited consolidated financial statements for the year ended April 30, 2014, which are available on the Company’s website at www.canalaska.com and the risk factor section of the most recently filed Form 20-F on EDGAR.

6.1	Related Party Transactions

Related parties include the Board of Directors and Officers of the Company and enterprises which are controlled by these individuals.

The remuneration of directors and key management of the Company for the year ended April 30, 2014 and 2013 were as follows. Certain compensation is paid to Schimann Consultants, a company controlled by the VP of Exploration.

Table 14: ($000’s) Compensations to Related Parties
($000’s)	2014	2013
Employment benefits	220	272
Schimann Consultants	82	131
Directors fees	-	80
Share-based compensation	118	129

The directors and key management were awarded the following share options under the employee share option plan during the fiscal year ended April 30, 2014:

Table 15: Share Option Issuance
Date of grant	Number of options	Exercise price	Expiry
November 5, 2013	1,103,750	$0.12	November 5, 2018
January 7, 2014	400,000	$0.12	January 7, 2019

6.2	Financing

Due to increasingly difficult market conditions facing junior uranium exploration companies, management is currently in the process of evaluating its priorities and taking steps to streamline non discretionary expenditures. Should management be unsuccessful in its coming exploration programs it may either need to dilute its ownership in its properties and/or secure additional financing to continue to advance the development of its projects.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 18 of 24

6.3	Critical Accounting Estimates and Judgments

6.3.1	Share-Based Payment Plan

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Company. The total amount to be expensed is determined by reference to the fair value of the options granted.

The fair value of share-based compensation is determined using the Black-Scholes option-pricing model and management’s assumptions as disclosed in note 10 of the audited consolidated financial statements for the year ended April 30, 2014. When a stock option is exercised, the Company recognizes an increase in its share capital equivalent to the consideration paid by the option holder and the fair value amount previously recognized in equity reserve. The fair value of any stock options granted to directors, officers and employees of the Company is recorded as an expense over the vesting period of the options with a corresponding increase in equity reserve.

6.3.2	Mineral Property Interest

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to increasingly difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. The amounts shown as mineral property costs represent net acquisition costs incurred to date and do not necessarily represent current or future values of the mineral properties.

6.3.3	Going Concern

The consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material. Refer to section 1.2.

6.4	Disclosure Controls and Internal Control over Financial Reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. As at the end of the period covered by this management's discussion and analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the DC&P were effective to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Chief Executive Officer and the Chief Financial Officer have also concluded that, as of the end of the period covered by this management's discussion and analysis, the Company's ICFR is effective and the ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its ICFR, the Company used the Internal Control –Integrated Framework (1992) (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. There are no material weaknesses in the Company's ICFR. During the year ended April 30, 2014 there were no changes to the Company's ICFR that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

6.5	Forward Looking Statements

Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 19 of 24

Information concerning the interpretation of drill results also may be considered forward-looking statements; as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

6.6	New Accounting Standards Adopted

The following standards were adopted effective May 1, 2013.

(i) IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation was required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The adoption of this standard had no effect on the Company's consolidated financial statements.

(ii) IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under previous IFRS, entities had the choice to proportionately consolidate or equity account for interests in jointly controlled entities. The adoption of this standard had no effect on the Company's consolidated financial statements.

(iii) IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity's financial position, financial performance and cash flow. The adoption of this standard had no effect on the Company's consolidated financial statements.

(iv) IFRS 13, Fair Value Measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on May 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at May 1, 2013.

(v) The Company has adopted the amendments to IAS 1 effective May 1, 2013. These amendments required the Company to group other comprehensive income by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The adoption of this standard had no effect on the Company's consolidated financial statements.

6.7	Future Accounting Pronouncements

Unless otherwise noted, the following new or revised standards will be effective for the Company in future periods.

(i) IFRS 9 Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 20 of 24

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments - Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not yet completed an assessment of the impact of adopting IFRS 9.

(ii) IFRIC 21, Accounting for Levies imposed by Governments, clarifies that the obligating event giving rise to a liability to pay a levy is the activity described in the relevant legislation that triggers payment of the levy. IFRIC 21 is effective for the Company beginning on May 1, 2014. The Company is currently assessing the impact of this guidance.

6.8	Risk Factors

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

6.8.1	Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the sale of marketable securities, the raising of equity capital or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects. Without further financing and exploration work on its properties the Company expects its current 741,794 ha of property to reduce to 695,283 ha by December 31 2014, and 655,495 ha by December 31 2015. The Company’s Fond Du Lac property reached its last anniversary on February 25 2014, after February 2015 a new lease or a special lease extension will be required by the Fond Du Lac community from Aboriginal and Northern Affairs Canada. The Cree East and West McArthur projects, with current work filings are in good standing for a minimum 15 years from the current date. Refer to section 1.1.

6.8.2	Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

6.8.3	Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. The Company has a large land position in the Athabasca Basin, and has carried out extensive exploration, but has not defined an economic deposit. Other exploration companies have been successful with the discovery of deposits in the Athabasca, and these companies tend to attract investors away from CanAlaska. CanAlaska relies on the ongoing support of its JV partners to fund their portion of exploration, however additional funding from the current partners is uncertain. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 21 of 24

6.8.4	Foreign Political Risk

The Company’s material property interests are currently located in Canada. Some of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

6.8.5	Government Laws, Regulation and Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. In Canada, the issuance of governmental licenses and permits are increasingly being influenced by land use consultations between the government and local First Nations communities. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

6.8.6	Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased economic interest in certain of its properties. To earn this increased interest, the Company is required to make certain exploration expenditures and payments of cash and/or Company shares. If the Company fails to make these expenditures and payments, the Company may lose its right to such properties and forfeit any funds expended up to such time.

6.8.7	Estimates of Mineral Resources

The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

6.8.8	Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company on July 31, 2012, has terminated all long term employment contracts with senior management and has completed the negotiation of reduced contracts with the CEO, former CFO and VP Exploration. The VP Corporate Development position was terminated and the responsibilities have been assumed by the CEO. Remaining technical staff are working on part time contracts. In January 2013, Mr. Chan, the Corporate Controller took over the position of CFO replacing Mr. Ramachandran. In June 2013, the Company received the resignation of board member, Hubert Marleau. On September 26, 2014 the Company accepted the resignation of board member, Michael Riley. Dr, Karl Schimann, VP Exploration, was appointed to the board of directors on September 26, 2014 in Mr. Riley’s place. On January 7, 2014, Kathleen Kennedy Townsend was appointed to the Company's board of directors.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 22 of 24

6.8.9	Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares and the amount of financing that can be raised by the Company.

6.8.10	Foreign Currency Exchange

A small portion of the Company’s expenses are now, and are expected to continue to be incurred in foreign currencies. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

6.8.11	Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 23 of 24

7.	QUARTERLY and annual FINANCIAL INFORMATION

The following tables sets out a summary of the Company’s results:

Table 16: ($000’s)	Quarterly								Year End
Quarterly Net Loss & Comprehensive Loss Summary	Q113	Q213	Q313	Q413	Q114	Q214	Q314	Q414	2013	2014
Exploration Cost
Mineral property expenditures net of reimbursements	324	186	92	30	29	87	15	140	632	271
Write-down on reclamation bonds	110	-	-	-	3	-	-	-	110	3
Mineral property write-offs	35	48	-	54	143	33	141	40	137	357
Recoveries on option payments received	-	-	-	-	-	(240)	(25)	(481)	-	(746)
Equipment rental income	(4)	1	-	-	-	-	(11)	(1)	(3)	(12)
	465	235	92	84	175	(120)	120	(302)	876	(127)
Other Expenses (Income)
Consulting, labour and professional fees	321	248	144	121	100	87	110	105	834	402
Depreciation	27	28	27	26	20	20	20	20	108	80
Gain on disposal of properties and equipments	-	(2)	(8)	14	1	-	-	4	4	5
Foreign exchange (gain) loss	-	-	(1)	-	-	-	(1)	2	(1)	1
Insurance, licenses and filing fees	20	31	10	24	19	29	37	13	85	98
Interest income	(9)	(7)	(4)	(4)	(4)	(2)	(2)	(2)	(24)	(10)
Other corporate costs	20	15	13	19	9	9	10	5	67	33
Investor relations and presentations	28	2	7	15	1	2	9	10	52	22
Rent	34	36	37	20	4	7	7	8	127	26
Stock-based payments	16	23	-	137	-	20	105	-	176	125
Travel and accommodation	11	2	2	4	2	2	1	4	19	9
Impairment and loss (gain) on disposal of available-for-sale securities	-	-	-	83	8	16	12	38	83	74
Management fees	(27)	(9)	(4)	(6)	(1)	(5)	-	(24)	(46)	(30)
	441	367	223	453	159	185	308	183	1,484	835
Net (loss) earnings for the period	(906)	(602)	(315)	(537)	(334)	(65)	(428)	119	(2,360)	(708)
Other comprehensive loss
Items that may be subsequently reclassified to Profit or loss:
Unrealized loss (gain) on available- for-sale securities	76	8	15	(45)	23	(40)	86	(46)	54	23
Total comprehensive (loss) earnings	(982)	(610)	(330)	(492)	(357)	(25)	(514)	165	(2,414)	(731)
(Loss) earnings per share	(0.04)	(0.03)	(0.01)	(0.02)	(0.02)	(0.00)	(0.02)	0.01	(0.11)	(0.03)
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CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 24 of 24

Table 17: ($000’s) Financial Position Summary	As at
	Apr 30, 2012	Jul 31, 2012	Oct 31, 2012	Jan 31, 2013	Apr 30, 2013	Jul 31, 2013	Oct 31, 2013	Jan 31, 2014	Apr 30, 2014
Financial Position
Assets
Cash and cash equivalents	4,394	2,425	1,741	1,464	1,265	1,105	909	755	1,044
Trade and other receivables	243	96	98	72	58	42	66	59	52
Available-for-sale securities	223	146	138	123	86	79	259	160	414
Total Current Assets	4,860	2,667	1,977	1,659	1,409	1,226	1,234	974	1,510
Reclamation bond	345	203	203	203	203	200	189	190	189
Property and equipment	504	477	447	417	375	354	334	314	294
Mineral property interests	1,356	1,327	1,288	1,292	1,238	1,098	1,069	938	813
Total Assets	7,065	4,674	3,915	3,571	3,225	2,878	2,826	2,416	2,806
Liabilities
Trade and other payables	1,792	367	200	186	195	204	158	157	382
Total Liabilities	1,792	367	200	186	195	204	158	157	382
Shareholders’ Equity
Common shares	73,210	73,210	73,205	73,205	73,205	73,206	73,205	73,205	73,205
Equity reserve	10,506	10,522	10,545	10,545	10,682	10,682	10,702	10,807	10,807
Investment revaluation reserve	53	(23)	(31)	(46)	(1)	(24)	16	(70)	(24)
Deficit	(78,496)	(79,402)	(80,004)	(80,319)	(80,856)	(81,190)	(81,255)	(81,683)	(81,564)
Total Shareholders’ Equity	5,273	4,307	3,715	3,385	3,030	2,674	2,668	2,259	2,424
	7,065	4,674	3,915	3,571	3,225	2,878	2,826	2,416	2,806
Weighted average common shares outstanding (000’s)	20,425	22,058	22,058	22,058	22,058	22,060	22,068	22,068	22,068
Working Capital	3,068	2,300	1,777	1,473	1,214	1,022	1,076	817	1,128

Table 18: ($000's) Selected Annual Information	2012	2013	2014
Loss before discontinued operations	(6,869)	(2,360)	(708)
Loss before discontinued operations per-share	(0.34)	(0.11)	(0.03)
Loss before discontinued operations diluted per-share	(0.34)	(0.11)	(0.03)
Net loss	(6,869)	(2,360)	(708)
Net loss per-share	(0.34)	(0.11)	(0.03)
Net loss diluted per-share	(0.34)	(0.11)	(0.03)
Total assets	7,065	3,225	2,806
Cash dividends declared	-	-	-

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